FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 3 DATED August 18, 2008
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT”), dated March 18, 2008 (the “Prospectus”), and should be read in conjunction with the Prospectus. This Supplement No. 3 supplements, modifies or supersedes certain information contained in the prior Supplements No. 1 dated May 16, 2008 and No. 2 dated June 3, 2008 and must be read in conjunction with our Prospectus and Supplements No. 1 and No. 2.

The purpose of this Supplement is to reflect the probability that we have identified an additional potential acquisition, to disclose the establishment of a $10 million equity bridge financing facility, and to update the executive officers of the REIT’s dealer-manager, Realty Capital Securities, LLC, and advisor, American Realty Capital Advisors, LLC.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of August 13, 2008, we had received aggregate gross offering proceeds of approximately $10.0 million from the sale of approximately 1.1 million shares in our initial public offering.

Potential Property Investments

The following information is to be added to the section in our Prospectus captioned “Potential Property Investments.”

Our advisor has identified the properties described below as potential suitable investments for us. The acquisition of the properties is subject to a number of conditions. A significant condition to acquiring the potential acquisition is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.

PNC Bank Properties

The REIT anticipates acquiring 50 bank branches triple-net leased to PNC Bank, National Association (the “PNC Properties”) in the fourth quarter of 2008. On August 12, 2008, the REIT’s Board of Trustees approved the potential acquisition of the PNC Properties. Although the REIT believes that the acquisition of the PNC Properties is probable, there can be no assurance that this acquisition will be consummated.

The REIT entered into a purchase agreement with the obligation to purchase the PNC Properties subject to customary due diligence and other conditions, as described above. The purchase price for the PNC Properties is approximately $42,286,000. Estimated closing costs and the acquisition fee payable to American Realty Capital Advisors, LLC are equal to approximately $2.1 million The purchase price will be paid with equity investment, first mortgage indebtedness and the proceeds from unsecured notes to be issued by an affiliate of the REIT. The PNC Properties are bank branches in Pennsylvania, New Jersey and Ohio with an aggregate of approximately 275,000 square feet. The current sole tenant of the properties is PNC Bank, National Association (“PNC Bank”) and will remain the sole tenant on a triple-net lease basis.

Address	City, State	Purchase Price	Approximate Compensation to Advisor and Affiliates
1001 East Erie Ave	Philadelphia, PA	$857,143	Total Acquisition and Finance Coordination Fees of $755,000
108 East Main Street	Somerset, PA	$1,142,857
114 West State Street	Media, PA	$714,286
1152 Main Street	Paterson, NJ	$785,714
1170 West Baltimore Pike	Media, PA	$285,714
12 Outwater Lane	Garfield, NJ	$1,142,857
1260 McBride Ave	West Paterson, NJ	$642,857
141 Franklin Turnpike	Mahwah, NJ	$785,714
1485 Blackwood-Clementon Rd	Clementon, PA	$1,357,143
150 Paris Ave	Northvale, NJ	$785,714
16 Highwood Ave	Tenafly, NJ	$714,286
1921 Washington Valley Road	Martinsville, NJ	$1,357,143
1933 Borendtown Ave	Parlin, NJ	$928,571
204 Raritan Valley College Drive	Somerville, NJ	$1,214,286
207 S State St	Clarks Summit, PA	$500,000
2200 Cottman	Philadelphia, PA	$1,142,857
222 Ridgewood Ave	Glen Ridge, NJ	$642,857
2431 Main Street	Trenton, NJ	$1,428,571
294 Main Ave	Clifton, NJ	$642,857
30 Main Street	West Orange, NJ	$785,714
31 S Chester Rd	Swarthmore, PA	$500,000
315 Haddon Ave	Haddonfield, PA	$928,571
321 E 33rd St	Paterson, NJ	$357,143
34 East Market Street	Blairsville, PA	$642,857
359 Georges Rd	Dayton, NJ	$1,142,857
36 Bergen St	Westwood, NJ	$500,000
401 West Tabor Road	Philadelphia, PA	$500,000
403 N Baltimore St	Dillsburg, PA	$428,571
404 Pennsylvania Ave East	Warren, PA	$642,857
410 Main Street	Orange, NJ	$928,571
424 Broad Street	Bloomfield, NJ	$785,714
425 Boulevard	Mountain Lakes, NJ	$1,000,000
45 South Martine Ave	Fanwood, NJ	$1,142,857
470 Lincoln Avenue	Pittsburgh, PA	$642,857
49 Little Falls Road	Fairfield, NJ	$1,857,143
501 Pleasant Valley Way	West Orange, NJ	$500,000
555 Cranbury Road	East Brunswick, NJ	$1,071,429
570 Pompton Ave	Cedar Grove, NJ	$1,285,714
583 Kearny Ave	Kearny, NJ	$785,714
588 Newark-Pompton Tnpk	Pompton Plains, NJ	$285,714
5900 N Broad St	Philadelphia, PA	$571,429
591 Route 33	Millstone, NJ	$857,143
638 E Landis Ave	Vineland, NJ	$714,286
6th & Spring Garden	Philadelphia, PA	$928,571
7811 Tylersville Road	West Chester, OH	$1,214,286
82 Greenbrook Road	Dunellen, NJ	$1,000,000
8340 Germantown Ave	Philadelphia, PA	$285,714
9 West Somerset Street	Raritan, NJ	$1,142,857
Cooper & Delsea	Deptford, NJ	$928,571
RR1 Box 640	Tannersville, PA	$857,143
TOTAL		$42,285,714

The properties will be triple-net leased to PNC Bank, pursuant to which PNC Bank will be required to pay substantially all operating expenses and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties, and will have primary lease terms of ten years. Annual rent is $2,960,000 for each of the first five years of the initial lease term, increased by 10% in year six. The leases provide for up to four extensions of successive five-year terms with an increase in the rental rate by 10% for each additional renewal term.

Address	City, State	Total Square Feet Leased	Year 1 Gross Rent ($)	Rent Per Square Foot ($)	Remaining Lease Term (Years)(1)
1001 East Erie Ave	Philadelphia, PA	3,653	60,000	16.42	10
108 East Main Street	Somerset, PA	7,322	80,000	10.93	10
114 West State Street	Media, PA	12,344	50,000	4.05	10
1152 Main Street	Paterson, NJ	4,405	55,000	12.49	10
1170 West Baltimore Pike	Media, PA	2,366	20,000	8.45	10
12 Outwater Lane	Garfield, NJ	7,372	80,000	10.85	10
1260 McBride Ave	West Paterson, NJ	2,963	45,000	15.19	10
141 Franklin Turnpike	Mahwah, NJ	3,281	55,000	16.76	10
1485 Blackwood-Clementon Rd	Clementon, PA	3,853	95,000	24.66	10
150 Paris Ave	Northvale, NJ	3,537	55,000	15.55	10
16 Highwood Ave	Tenafly, NJ	10,908	50,000	4.58	10
1921 Washington Valley Road	Martinsville, NJ	5,220	95,000	18.20	10
1933 Borendtown Ave	Parlin, NJ	4,355	65,000	14.93	10
204 Raritan Valley College Drive	Somerville, NJ	2,423	85,000	35.08	10
207 S State St	Clarks Summit, PA	7,170	35,000	4.88	10
2200 Cottman	Philadelphia, PA	3,617	80,000	22.12	10
222 Ridgewood Ave	Glen Ridge, NJ	9,248	45,000	4.87	10
2431 Main Street	Trenton, NJ	3,470	100,000	28.82	10
294 Main Ave	Clifton, NJ	1,992	45,000	22.59	10
30 Main Street	West Orange, NJ	5,340	55,000	10.30	10
31 S Chester Rd	Swarthmore, PA	3,126	35,000	11.20	10
315 Haddon Ave	Haddonfield, PA	4,828	65,000	13.46	10
321 E 33rd St	Paterson, NJ	2,837	25,000	8.81	10

34 East Market Street	Blairsville, PA	12,212	45,000	3.68	10
359 Georges Rd	Dayton, NJ	3,660	80,000	21.86	10
36 Bergen St	Westwood, NJ	5,160	35,000	6.78	10
401 West Tabor Road	Philadelphia, PA	8,653	35,000	4.04	10
403 N Baltimore St	Dillsburg, PA	2,832	$30,000	10.59	10
404 Pennsylvania Ave East	Warren, PA	7,136	45,000	6.31	10
410 Main Street	Orange, NJ	8,862	65,000	7.33	10
424 Broad Street	Bloomfield, NJ	3,657	55,000	15.04	10
425 Boulevard	Mountain Lakes, NJ	2,732	70,000	25.62	10
45 South Martine Ave	Fanwood, NJ	2,078	80,000	38.50	10
470 Lincoln Avenue	Pittsburgh, PA	2,760	45,000	16.30	10
49 Little Falls Road	Fairfield, NJ	5,549	130,000	23.43	10
501 Pleasant Valley Way	West Orange, NJ	3,358	35,000	10.42	10
555 Cranbury Road	East Brunswick, NJ	16,324	75,000	4.59	10
570 Pompton Ave	Cedar Grove, NJ	4,773	90,000	18,86	10
583 Kearny Ave	Kearny, NJ	7,408	55,000	7.42	10
588 Newark-Pompton Tnpk	Pompton Plains, NJ	4,196	20,000	4.77	10
5900 N Broad St	Philadelphia, PA	7,070	40,000	5.66	10
591 Route 33	Millstone, NJ	2,162	60,000	27.75	10
638 E Landis Ave	Vineland, NJ	17,356	50,000	2.88	10
6th & Spring Garden	Philadelphia, PA	3,737	65,000	17.39	10
7811 Tylersville Road	West Chester, OH	2,988	85,000	28.45	10
82 Greenbrook Road	Dunellen, NJ	2,784	70,000	25.14	10
8340 Germantown Ave	Philadelphia, PA	7,096	20,000	2.82	10
9 West Somerset Street	Raritan, NJ	8,033	80,000	9.96	10
Cooper & Delsea	Deptford, NJ	5,160	65,000	12.60	10
RR1 Box 640	Tannersville, PA	2,070	60,000	28.99	10
TOTAL		275,436	$2,960,000

(1)	Leases expire on November 1, 2018.

The following table outlines the loan terms on the debt financing to be incurred in connection with acquisition of the PNC Properties. The loan will be secured by a mortgage on each of the PNC Properties.

Mortgage Debt Amount	Rate	Maturity Date
$33,257,000	Approximately 5.28%	October 31, 2013

PNC Bank is a $128.6 billion commercial bank holding company with $76.5 billion in deposits. It is based in Pittsburgh, Pennsylvania, and has more than 1,100 branches, 3,900 automated teller machines and more than 25,000 employees. It is rated S&P AA- and is one of the largest commercial banking companies in the United States ranked by assets and deposits. It offers retail banking, corporate and institutional banking, asset management and global fund processing services. The following information relates to PNC Bank’s Parent company, PNC Financial Services Group, Inc.:

	Past Three Months Ended	For the Fiscal Year Ended
Consolidated Statements of Operations (in millions)	June 30, 2008	2007	2006	2005
Revenues	$2,039	$10,088	$11,146	$7,937
Operating Income	924	3,292	4,782	2,561
Net Income	505	1,467	2,595	1,325

	As of December 31,
Consolidated Balance Sheets (in millions)	2007	2006	2005
Total Assets	$138,920	$101,820	$91,954
Total Liabilities	122,412	90,147	83,391
Stockholders’ Equity	14,854	10,788	8,563

Borrowing Policies

The following information should be added to the section in our Prospectus entitled “Borrowing Policies.”

As approved by our directors pursuant to our charter, we and other American Realty Capital affiliates have access to a $10 million equity bridge financing facility (the “Facility”) with the management principals of American Realty Capital II, LLC and the Skolnick Group (together with the management principals, the “Lender”). Pursuant to the Facility, the Lender may lend us up to ten million dollars ($10,000,000) on a revolving basis. The loan term is 12 months, with one 12 month extension option. The loan is subject to a 3% Unused Line Fee and a 3% repayment premium when the Facility is repaid. The per annum interest rate will be calculated by adding 500 basis points to one month LIBOR and will be payable monthly in arrears.

Advisor

The following information replaces the material concerning the executive officers of American Realty Capital Advisors, LLC.

Our advisor is American Realty Capital Advisors, LLC. Our officers and two of our directors also are officers, key personnel and/or members of American Realty Capital Advisors, LLC. American Realty Capital Advisors, LLC has contractual responsibility to us and our stockholders pursuant to the advisory agreement. American Realty Capital Advisors, LLC is indirectly wholly-owned and controlled by Messrs. Schorsch and Kahane and certain other executives.

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)

Nicholas S. Schorsch	47	Chief Executive Officer

William M. Kahane	59	President, Chief Operating Officer and Treasurer

Peter M. Budko	48	Executive Vice President and Chief Investment Officer

Brian S. Block	36	Senior Vice President and Chief Financial Officer

Louisa Quarto	40	Senior Vice President

Michael Weil	41	Executive Vice President and Secretary

Nicholas Corvinus	60	Managing Director

Robert Carfagnini	36	Assistant Vice President

The backgrounds of Messrs. Schorsch, Kahane, Budko, Block and Weil are described in the “Management — Executive Officers and Directors” section of this prospectus. The backgrounds of Messrs. Corvinus and Carfagnini and Ms. Quarto are described in the “Management — Affiliated Companies — Dealer Manager” section of this prospectus.

In addition to the directors and key personnel listed above, American Realty Capital Advisors, LLC employs personnel who have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by us. As of the date of this prospectus our advisor is the sole limited partner of American Realty Capital Operating Partnership, L.P.

Dealer Manager

The following information replaces the material concerning the executive officers of Realty Capital Securities, LLC.

Realty Capital Securities, LLC, our dealer manager, is a member firm of the Financial Industry Regulatory Authority (FINRA). Realty Capital Securities, LLC was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by American Realty Capital Trust, Inc., its affiliates and its predecessors.

Realty Capital Securities, LLC provides certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. It may also sell a limited number of shares at the retail level. The compensation we will pay to Realty Capital Securities, LLC in connection with this offering is described in the section of this prospectus captioned “Management Compensation.” See also “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares.”

Realty Capital Securities, LLC is controlled by Messrs Schorsch and Kahane and certain other officers. Realty Capital Securities, LLC is an affiliate of both our advisor and the property manager. See “Conflicts of Interest.”

The current officers of Realty Capital Securities, LLC are:

Name	Age	Position(s)

Nicholas Corvinus	60	Chief Executive Officer, President and Managing Director and Secretary

Louisa Quarto	40	Senior Vice President and Chief Compliance Officer

Robert Carfagnini	36	Vice President of Operations

The backgrounds of Messrs. Corvinus and Carfagnini and Ms. Quarto are described below:

Nicholas Corvinus, age 60, joined American Realty Capital Advisors, LLC and Realty Capital Securities, LLC, the broker-dealer affiliate of American Realty Capital, in April 2008. Mr. Corvinus currently serves as Managing Director of American Realty Capital Advisors, LLC and CEO and President of Realty Capital Securities, LLC, where he is responsible for developing and implementing sales strategies, raising funds and building relationships with broker-dealers. Mr. Corvinus brings more than 30 years of financial industry experience in sales, business development and commercial real estate to Realty Capital Securities, LLC. Most recently, he served as Senior Vice President at Behringer Harvard. Additionally, Mr. Corvinus has over 15 years experience at Putnam Retail Management where he last served as Managing Director and was responsible for developing new business, building key relationships with wirehouses and broker-dealers and increasing sales and product recognition.

Louisa Quarto joined Realty Capital Securities, LLC as Senior Vice President, Key Accounts and Compliance in April 2008. Ms. Quarto was also designated Chief Compliance Officer for Realty Capital Securities, LLC in May 2008. She is also a Senior Vice President of American Realty Capital Advisors, LLC. Ms. Quarto’s responsibilities include building the independent broker-dealer selling group for American Realty Capital Trust, Inc. and overseeing the compliance activities for Realty Capital Securities, LLC. From February 1996 through April 2008 Ms. Quarto was with W. P. Carey & Co. LLC, most recently as Executive Director and Chief Management Officer of Carey Financial, LLC, the broker-dealer subsidiary of W. P. Carey, where she managed relationships with the broker-dealers that were part of the CPA® REIT selling groups. Ms. Quarto earned a Bachelor of Arts from Bucknell University and an MBA in Finance and Marketing from The Stern School of Business at New York University. She holds FINRA Series 7, 63 and 24 licenses and is a member of the Investment Program Association’s Board of Trustees as well as its Treasurer and Chair of its Finance Committee.

Robert Carfagnini is, and has been since October 2007, Vice President of Operations of Realty Capital Securities, LLC and Assistant Vice President of American Realty Capital Advisors, LLC. Mr. Carfagnini is responsible for managing and developing the transfer agent, escrow agent, custodian and third party relationships for American Realty Capital Trust, Inc. Prior to joining the advisor and dealer-manager, Mr. Carfagnini was employed by Boston Capital, one of the nation’s leading real estate financing and investment firms, from 1996 to May 2007. In his ten plus years at Boston Capital, Mr. Carfagnini held many positions in the investor services and broker dealer divisions of the firm, including Assistant Vice President, Director of Investor Services and Operations Manager. He holds FINRA Series 7, 22 and 63 securities licenses. Mr. Carfagnini is a graduate of Salem State College where he received a Bachelor of Science in Business Administration with a Management concentration.